[VIDEOCON D2H LETTERHEAD]

February 19, 2015

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Videocon d2h Limited Registration Statement on Form F-4 Filed February 4, 2015

Comment Letter Dated February 13, 2015

File No. 333-201870

Dear Mr. Spirgel:

This letter is in response to the comment letter of the Staff of the Securities and Exchange Commission dated February 13, 2015 (the “Comment Letter”) regarding the Registration Statement on Form F-4 of Videocon d2h Limited (the “Company”). The Company has filed concurrently herewith Amendment No. 1 to its Registration Statement on Form F-4 (the “Form F-4”).

We have addressed each of the Staff’s comments in the order presented in the Comment Letter. For ease of reference, we have included each Staff comment in bold and inserted our response after each comment.

[General]

Q: Why is Silver Eagle holding a special meeting of public warrantholders, page 2

1.	We note your response to our prior comment 6. Please expand your discussion of the Warrant Amendment to address management’s expectation of the treatment of the public warrants if the amendment is not approved. For example, please disclose whether management believes that the outstanding warrants would be exercised prior to consummation of the transaction or would expire unexercised.

Response:

The Company has revised the Form F-4 on page 4 to expand the discussion of the Warrant Amendment to address the expected treatment of the public warrants if the amendment is not approved. Specifically, it is management’s expectation that, if the Warrant Amendment is not approved but the Business Combination Proposal and the Plan of Dissolution Proposal are both approved, then all public warrants will remain outstanding and be exercisable for Silver Eagle common stock beginning 30 days after completion of the Transaction. Upon Silver Eagle's dissolution in accordance with Delaware law, all unexercised warrants that remain outstanding will expire, and Silver Eagle will wind up its affairs and, subject to applicable law, distribute any remaining assets it has, except for any cash, property or assets retained to satisfy the claims and obligations of Silver Eagle.

Larry Spirgel

Division of Corporation Finance

February 19, 2015

Q:	What equity stake will current Silver Eagle stockholders hold in Videocon d2h after the closing, page 3

2.	We note your response to our prior comment 7. Please revise your disclosure to quantify the value of the earn-out shares that may be issued to the former Videocon d2h shareholders based on the value of the shares to be issued by Videocon d2h in this offering.

Response:

The Company has revised the Form F-4 on pages 5 and 63 to quantify the assumed value of the ADSs representing equity shares that may be issued following the closing of the Transaction to the current Videocon d2h shareholders and the Sponsor, subject to the satisfaction of certain share price performance hurdles, based on the price of $10.00 per ADSs, which is the value ascribed by the parties to the Transaction to the ADSs to be issued at closing. The Company also noted that because the additional equity shares represented by ADSs will only be issued upon satisfaction of the price performance hurdles of the ADSs described in the Form F-4, that the actual value of the equity shares represented by ADSs will be determined by the market price of the ADSs at the time of such issuance. The Company also quantified the value of such issuances assuming a price per ADS equal to the market price at which the share price performance hurdles would be satisfied.

3.	Revise the table in this section to reflect the dilution to Silver Eagle stockholders based upon the issuance of the earn-out shares to the former Videocon d2h shareholders and the additional shares to the Sponsor, respectively. For example, add a column to the table that discloses the assumed percentage ownership of the Silver Eagle stockholders if the Sponsor receives an additional 2 million ADS following closing.

Response:

The Company has revised the Form F-4 on page 4 to revise the table as requested.

4.	We note your disclosure that if Videocon d2h files a draft red herring prospectus for an initial public offering in India, then all unissued earn-out shares will be issued to the former Videocon d2h shareholders and the Sponsor prior to filing such prospectus. Please revise your disclosure to address Videocon d2h’s management’s current plans to pursue an initial public offering in India.

Response:

The Company does not currently plan on pursuing an initial public offering in India if it closes this Transaction, although it may seek to pursue an initial public offering in India in the future.

Q:	How will founder shares be treated in the Transaction, page 4

5.	Please quantify the value of the earn-out shares that issued to the Sponsor based on the value of the shares to be issued by Videocon d2h in the transaction.

2

Larry Spirgel

Division of Corporation Finance

February 19, 2015

Response:

The Company has revised the Form F-4 on pages 5 and 63 to indicate that the value of the earn-out shares represented by ADSs that may be issued to the Sponsor will be between $13 million to $20 million, respectively, depending on the number of ADSs actually issued, and based on the assumed price of $10.00 per ADSs, which is the value ascribed by the parties to the Transaction to the Videocon d2h ADSs to be issued at closing. The Company also noted that because the additional equity shares represented by ADSs will only be issued upon satisfaction of the price performance hurdles of the ADSs described in the Form F-4, that the actual value of the equity shares represented by ADSs will be determined by the market price of the ADSs at the time of such issuance.

Q: When is the transaction expected to be completed, page 10

6.	Revise your disclosure to reflect the status of these regulatory approvals. In addition, please disclose the status of your negotiations for consent for this transaction pursuant to your debt covenants.

Response:

The Company has revised the Form F-4 on page 11 to include this information.

Summary of the Proxy Statement/Prospectus, page 14

7.	Revise your summary to discuss your current defaults under your loan agreements and the risks they pose to your operations.

Response: The Company has revised the Form F-4 on page 15 to include this information.

8.	In addition, please add a discussion addressing the expiration of your lease agreement for bandwidth on Singtel’s ST-2 satellite on February 28, 2015 and that it has not yet been renewed. This discussion should address the potential effect on your operations if this lease is not renewed.

Response: The Company has revised the Form F-4 on page 15 to include this information.

9.	Please revise to disclose your outstanding indebtedness in US dollars.

Response:

The Company has revised the Form F-4 on page 14 to include that our outstanding indebtedness was US $486.73 million as of March 31, 2014 and US $500.02 million as of September 30, 2014, based on the exchange rate of Rs.61.92 per US $ 1.00 on September 30, 2014.

.

3

Larry Spirgel

Division of Corporation Finance

February 19, 2015

Income Tax Expense, page 177

10.	We note your response to our prior comment 35. In your disclosure on page 177 you use the term “reasonable certainty.” In order to avoid confusion regarding the meaning of this term, please revise your disclosure to align with the guidance in paragraph 56 of IAS 12. For example, if true, you may state that deferred assets carried forward are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilized.

Response: The Company has revised the Form F-4 on page 176 to include this information.

11.	We note your response to our prior comment 56 and reference to your response to comment 35. Please enhance your critical accounting policy by providing similar disclosure as noted in your response to comment 35. Also, discuss specifically how management has determined it is more likely than not that sufficient and suitable taxable profit will be available in the next 5-6 years.

Response: The Company has revised the Form F-4 on page 172 to include this information.

The Company believes that it will be able to achieve sufficient taxable profits within the next six years to take the benefit of deferred tax assets due to the following reasons:

•	The Company has acquired a threshold level of subscriber base which has resulted in the company making cash profits. The Company believes that it will continue to make profits considering the fact that Company expects to maintain and grow the subscriber market share.

•	Further, the Company expects to add subscribers as the pay-TV industry benefits from the digitalization in Phase III and IV of the Government’s DAS program.

•	The industry is open to an opportunity of 97 million subscribers during Phase III and IV the Government’s DAS program (i.e. conversion of analog cable + Terrestrial + Free Satellite into Digital base -- Source- MPA Report).

•	Additions in subscriber base and favorable pricing trends in the industry will help the Company achieve sufficient taxable profits to utilize the deferred tax assets.

Note: Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised. Any reduction shall be reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Certain Key Measures of Financial Performance, page 177

12.	We note your response to our prior comment 36. Since “subscription revenue and activation revenue” disclosed on page 178-179 is not an IFRS measure, please change the label of this measure to clearly indicate it is not an IFRS measure. Also, disclose the reason for its use and reconcile this measure to subscription revenue under IFRS.

4

Larry Spirgel

Division of Corporation Finance

February 19, 2015

Response: The Company has amended the label on page 181 of the Form F-4 to “subscription and activation charges”, which is not a direct IFRS measure and hence not reflected directly in Videocon d2h's financial statements. We disclose "subscription and activation charges" as per the industry practice for calculating ARPU. ARPU is a common terminology used in the pay TV industry worldwide to measure the operational performance of a company. Here the subscription and activation charges are considered on a gross basis without netting off the margins or discounts provided to the distributors according to the industry practice.

In the Company's financial statements, it includes items labelled as ‘Subscription Revenue’ and ‘Other Operating Revenue’. Other operating revenue includes installation income, revenue from repairs services, carriage fees received from broadcasters and net activations paid by new subscribers.

The following table shows a reconciliation of subscription and activation charges to other operating revenue:

				(Rupees in Million)
Particulars		Fiscal year		For six-month period
				ended September 30,
		2013	2014	2013	2014
Breakup of other operating revenue
Other Operating Revenue (as per IFRS financial statement)		1,300.85	1,891.88	1,008.72	1,127.04

Breakup into Activation Revenue & Others
Activation Revenue	A	331.53	373.50	348.09	13.06
Other Operating Revenue (excluding activation revenue as above)	B	969.32	1,518.38	660.63	1,113.98
Total		1,300.85	1,891.88	1,008.72	1,127.04
Reconciliation
Activation Revenue (as above A)	C	331.53	373.50	348.09	13.06
Add: Margins to dealers & distributors	D	131.80	338.12	84.19	238.06
Total Activation Charges	E=C+D	463.33	711.62	432.27	251.12

Subscription Revenue (as per IFRS financial statement)	F	9,356.23	14,877.41	6,680.32	9,484.30
Add: Margins to dealers & distributors	G	588.59	856.80	397.56	474.47
Total Subscription Charges	H=F+G	9,944.82	15,734.21	7,077.88	9,958.77

Total Subscription & Activation charges	I=E+H	10,408.15	16,445.83	7,510.15	10,209.89
(as considered for ARPU working on page 178 of F-4)

Margins to dealers & distributors	J=D+G	720.39	1,194.92	481.75	712.53

5

Larry Spirgel

Division of Corporation Finance

February 19, 2015

Fiscal year 2014 Compared to Fiscal year 2013, page 180

13.	We note your response to our prior comment 38 and the revised disclosure on page 181. However, it remains unclear to us how you account for liabilities / provisions written off, and the impact of this on other income. Please explain to us why, if customers pay you up front, you have write offs. Also it seems to us, a write off of a liability account should increase other income. However, you disclose that a decrease in write offs increased other income. Please also explain this to us and provide us the journal entries you record when receiving funds, recognizing revenue, and writing off liabilities / provisions. Refer us to your basis in accounting literature for your policy.

Response:

The transactions which generated "other income" relate to recovery of subscribers’ debit balance which was earlier considered non-recoverable and written off in previous fiscal years. These recoveries are recorded as "other income" under the broad subcategory of "Liabilities / provisions no longer required written back".

The Company offers a special scheme under which it gives credit of Rs 50/- for the usage of DTH services to its regular customers without collecting payment in advance on the subscriber's promise to recharge its account within five days. These are by and large collected through customers’ subsequent recharges. However debit balances of customers who do not recharge subsequently and remaining outstanding for a period of more than one year are written off. In case these customers pay and reactivate their account by subsequent recharge after the amount has been written off, the amount is first adjusted against the amount written off earlier.

The Company has revised the Form F-4 on page 184 to amend the word "write-off", which was erroneously included in the previous submission, to "write-back".

Please refer to Annexure 1 to this response letter for journal entries recorded for these transactions.

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Larry Spirgel

Division of Corporation Finance

February 19, 2015

Financial Condition, Liquidity and Sources of Capital, page 182

14.	We note your response to our prior comment 40; however, we did not see reference to your auditors going concern opinion in the opening paragraphs of Financial Conditions, Liquidity and Sources of Cash section. Please revise accordingly.

Response: The Company has revised the Form F-4 on page 185 to include this information.

15.	We note your response to our prior comment 42; however, you continue to exclude variable content and programming costs in your contractual obligations table. Even though these charges may be variable, please disclose significant contractual terms of each contract and any other information that is material to an understanding of these future cash outflows.

Response: The Company has revised the contractual obligations table on page 188 of the Form F-4 on page 184 and included further information regarding content and programming cost.

16.	We note your response to our prior comment 43 and your new disclosure on pages 184-185. Please also disclose the amount of debt payment considered late as of the date of your filing.

Response: The Company has revised the Form F-4 on page 189 to include this information.

Compensation of Directors and Executive Officers, page 207

17.	Since, according to your response to our prior comment 45, Videocon d2h has disclosed the annual compensation of its named executive officers on an individual basis in India for its most recently completed fiscal year, please provide this individual executive compensation disclosure, as required by Form 20-F Item 6.B. and referenced in Form F-4 Item 18(a)(7)(ii).

Response: The Company has revised the Form F-4 on page 211 to include this information.

7

Larry Spirgel

Division of Corporation Finance

February 19, 2015

Videocon d2h – Financial Statements

Income Statements, pages F-4 and F- 42

18.	We note your response to our prior comment 49 and your reference to IAS 1. However, Item 10(e)(ii)(C) of Regulation S-K states explicitly that a registrant must not “present non-GAAP financial measures on the face of the registrant’s financial statements prepared in accordance with GAAP or in the accompanying notes.” As a filer under Form F-4, you are required to comply with the requirements of Form 20-F. General Instruction C(e) of Form 20-F directs you to Item 10(e) of Regulation S-K. Please revise accordingly.

Response:

The Company has amended the Form F-4 on pages F-4 and F-42 to remove the presentation of EBITDA on the face of the financial statements.

Notes to the Financial Statements for the year ended March 31, 2014, page F-8

19.	We note your response to our prior comment 50 and your reference to paragraph 91 of IFRS 13. Please also explain to us your consideration of the fair value disclosure guidance in paragraph 25 of IFRS 7 and paragraph 97 of IFRS 13 and revise your disclosure accordingly.

Response:

As per paragraph 25, read together with paragraph 29, of IFRS 7, the carrying amount of financial assets and liabilities reasonably approximates the fair value and hence fair value is not required to be disclosed. Examples include floating interest rate term loans, short term receivables and payables and other financial assets and liabilities.

Paragraph 97 of IFRS 13 deals with classes of assets and liabilities which are not measured at fair value in financial statements but for which fair value is disclosed. There is no such class of assets and liabilities for which fair value is disclosed in the Company's financial statements but not measured.

8

Larry Spirgel

Division of Corporation Finance

February 19, 2015

Borrowings, page F-26

20.	We note your response to our prior comment 57 and your reference to paragraph 75 of IAS 1. As you noted in your response, Paragraph 75 of IAS 1 states an entity may classify a liability as non-current “if the lender agreed by the end of the reporting period to provide a period of grace ending at least twelve months after the reporting period, within which the entity can rectify the breach and during which the lender cannot demand immediate repayment.” We note you did not indicate in your response that you obtained such a grace period. Unless each of your lenders specifically granted to you such a grace period with respect to each loan where the Company has not complied with the terms, conditions and covenants, it would be necessary for you to classify the debt as current. Please revise or explain to us, in detail, why you continue to believe you complied with paragraph 75 of IAS 1 for each such loan. Also, we are unable to locate new disclosure concerning debt covenants on pages F-26 to F-28 as noted in your response.

Response:

The Company’s agreements with its lenders require the respective lenders to provide a notice in writing if the lender wishes to declare a breach/default, including payment defaults for its loan, as an event of default. Any acceleration of repayment of principal or interest under a loan agreement is not automatically triggered upon a delay in payment.

As the Company has not received notice from any lender with respect to their intention to declare delayed payments as an event of  default, the Company believes that the requirement of granting or obtaining a grace period does not arise. In other words, no event of default entitling the lender to demand the acceleration of all or part of the loan or enforcement of securities has occurred.

Thus, the repayment schedule as agreed to with the lender remains the same and the liabilities of the amount falling due after12 months as per the terms of the loan agreement continue to be shown as non-current.

The Company has not received any notice from any banks declaring the delay in payment as an event of default and invoking the acceleration of entire payments due under the loan agreement. Therefore, we respectfully submit that there is no legal or commercial reason for the Company to classify the liability under the respective loan agreements differently than the present treatment.

9

Larry Spirgel

Division of Corporation Finance

February 19, 2015

21.	We note your response to our prior comment 58. However, on page viii you state, ‘“Videocon Group” means the group of entities controlled by Mr. Venugopal Nandlal Dhoot, Mr. Rajkumar Nandlal Dhoot and/or Mr. Pradipkumar Nandlal Dhoot.” We also note your disclosure on page 246 which shows that Saurabh Pradipkumar Dhoot and Shree Dhoot Trading and Agencies Limited each own 61.98% and 19% of Videocon d2h Limited. Furthermore, footnote four on pages 246-247 states, “Shree Dhoot Trading And Agencies Limited is owned and controlled by Auto Cars, a partnership firm, the partners of which are members of the Dhoot family, specifically, Smt. Kesharbai Dhoot, Mrs. Ramabai V. Dhoot, Mrs. Sushma R. Dhoot, Mrs. Nalinibai P. Dhoot and Mr. Akshay R. Dhoot, along with Mr. Venugopal N. Dhoot [(including as the ‘karta’ of a hindu undivided family)]. As a result, these individuals collectively are deemed to be beneficial owners of shares owned by Shree Dhoot Trading And Agencies Limited.” We also note per disclosure on pages 189-197 that Mr. Venugopal Nandlal Dhoot and Mr. Pradipkumar Nandlal Dhoot personally guarantee a significant portion of your debt. Since Mr. Venugopal N. Dhoot appears to play a significant role in both your company and Videocon Group and its affiliates, it is not clear to us why you believe Videocon Group and its affiliates are not related parties in accordance with IAS 24. Please explain or revise accordingly.

Response: Mr. Venugopal Dhoot is not involved in the day to day management or decision making process of the Company and does not exert influence on the Company. The guarantees for the Company's debts were provided by Mr. Venugopal Dhoot at the Company's request pursuant to the request of the lenders, which is common practice in India. The Company and its auditors believe that Mr. Venugopal Dhoot and Videocon Industries Limited are not a related party for the purposes of IAS 24 merely due to the guarantees issued by Videocon Industries Limited and Mr. Venugopal N. Dhoot as the Company believes that issuance of guarantees on behalf of Company would not constitute adoption of a significant role in the operations of the Company.

The related parties appearing in the Company’s financial statements have been identified in accordance with the provisions of IAS 24. As per IAS 24 a related party is a person or entity that is related to the entity that is preparing its financial statements (referred to as the “reporting entity”). The following is an analysis of the applicable standards under IAS 24 and an explanation of why the Company does not believe entities forming part of the Videocon Group are related parties under IAS 24:

IAS 24 Standard

a.	A Person or a close member of that person ‘s family is related to a reporting entity if that person:

i.. has control or joint control over the reporting entity:

As Applied to the Company

Mr. Saurabh P. Dhoot, the Executive Director of Videocon d2h Limited, is deemed to be in control of Videocon d2h Limited, the reporting entity.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity and include:

(a) that person’s children and spouse or domestic partner;

(b) children of that person’s spouse or domestic partner; and

(c) dependants of that person or that person’s spouse or domestic partner.

Both Mr. Venugopal Dhoot and Mr. Pradipkumar Dhoot are not covered under the definition of close family members since they are not dependents of Mr. Saurabh Dhoot and do not influence his dealings with the Company. Mr. Venugopal Dhoot and Mr. Pradipkumar Dhoot do not have any control over Videocon d2h, whether individually or jointly. Additionally, they are not on the board of directors of Videocon d2h and do not participate in any management decisions.

10

Larry Spirgel

Division of Corporation Finance

February 19, 2015

IAS 24 Standard

ii. has significant influence over the reporting entity;

As Applied to the Company

Mr. Venugopal N. Dhoot and Mr. Pradipkumar N. Dhoot do not have significant influence over Videocon d2h Limited. Additionally, they are not on the board of directors of Videocon d2h and do not participate in any management decisions.

IAS 24 Standard

iii. is a member of the key management personnel of the reporting entity or of a parent of the reporting entity

As Applied to the Company

Neither Mr. Venugopal N. Dhoot nor Mr. Pradipkumar N. Dhoot are members of the key managerial personnel of Videocon d2h.

Videocon d2h does not have a parent company or any subsidiary companies.

IAS 24 Standard

b. An Entity is related to a reporting entity if any of the following condition applies:

i. the entity and the reporting entity are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

As Applied to the Company

Videocon d2h Limited is neither the parent nor subsidiary or fellow subsidiary of Videocon Industries Limited or any other Videocon group companies.

IAS 24 Standard

ii. one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

11

Larry Spirgel

Division of Corporation Finance

February 19, 2015

As Applied to the Company

Videocon d2h is neither an associate of nor in joint venture with Videocon Industries Limited or any other Videocon group company.

IAS 24 Standard

iii. both entities are joint ventures of the same third party.

As Applied to the Company

This clause is not applicable to Videocon d2h since it is not in a joint venture with any other entity.

IAS 24 Standard

iv. one entity is a joint venture of a third entity and the other entity is an associate of the third entity.

As Applied to the Company

This clause is not applicable to Videocon d2h as it does not have any joint venture relationship or associate relationship with another entity.

IAS 24 Standard

v. the entity is a post-employment benefit plan for the benefit of employees of either the reporting entity or an entity related to the reporting entity. If the reporting entity is itself such a plan, the sponsoring employers are also related to the reporting entity.

As Applied to the Company

Videocon d2h is not acting as a post-employment benefit plan for the benefit of its own employees or for Videocon Industries Limited or any other Videocon group company.

IAS 24 Standard

vi. the entity is controlled or jointly controlled by a person identified in (a).

As Applied to the Company

Mr.Venugopal N. Dhoot or Mr. Pradipkumar Dhoot are neither, whether in their individual capacity or jointly with any other person, controlling Videocon d2h and hence do not fall under the related party definition under this clause.

IAS 24 Standard

vii. a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

12

Larry Spirgel

Division of Corporation Finance

February 19, 2015

As Applied to the Company

Mr. Saurabh Pradipkumar Dhoot has neither significant influence nor is a member of the key management personnel of Videocon Industries Limited.

22.	Also tell us how Saurabh Pradipkumar Dhoot is related to all other Dhoot family members noted in the filing, specifically Mr. Venugopal Nandlal Dhoot, Mr. Rajkumar Nandlal Dhoot and/or Mr. Pradipkumar Nandlal Dhoot. Tell us if Saurabh Pradipkumar Dhoot holds a management role in Videocon Group or its affiliates. We note based on Videocon Worldwide website that Saurabh Dhoot is a promoter of Videocon. Tell us what you mean by “promoter.” Tell us why you believe Saurabh Pradipkumar Dhoot does not have significant influence or is a member the key management personnel of Videocon and its affiliates.

Response: Mr. Venugopal Dhoot, Mr. Pradipkumar Dhoot and Mr. Rajkumar Dhoot are siblings. Mr. Saurabh Dhoot is the son of Mr. Pradipkumar Dhootand nephew of Mr. Venugopal Dhoot and Mr. Rajkumar Dhoot. We would like to clarify that the website ‘www.videoconworld.com’ is an umbrella website for the entire Videocon group, covering information regarding each of the verticals of, sectors involved in and entities forming a part of the Videocon group. Mr. Saurabh Pradikumar Dhoot’s name features in the list of promoters appearing on the website as he is the promoter of the Company. The term ‘Promoter’ in accordance with the Indian Companies Act, means a person who has control over the affairs of a company, directly or indirectly, whether as a shareholder, director or otherwise or in accordance with whose advice, directions or instructions the board of directors of the company is accustomed to act. However, he is neither a director on the board of directors of Videocon Industries Limited ("VIL") and nor otherwise involved in the management of VIL. Mr. Saurabh Dhoot holds 18,088 shares in the share capital of VIL constituting approx. 0.01% of VIL's share capital, which does not give him any controlling stake in VIL. The management decisions are also not influenced by words or actions of Mr. Saurabh Dhoot. However, in accordance with the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009, Mr. Saurabh Dhoot, being the son of Mr. Pradipkumar Dhoot (one of the “Promoters” of VIL), is considered a member of the “Promoter Group” of VIL.

Commitments, page F-68

23.	We note that your commitments per footnote 26 on page F-68 does not include all the contractual obligations as disclosed on page 184. Please explain or revise accordingly.

Response:

Under IFRS, the Company is required to disclose commitments. The Company has disclosed commitments where the Company has placed a purchase order for capital assets has yet to receive the asset which is subject to the purchase order in footnote 26 on page number F-68 of the Form F-4. The Company has shown the total amount of long-term debt and short-term debt as liabilities in its financial statements and hence has not shown them as commitments.

Consent of Registered Public Accounting Firm. Exhibit 32.2

13

Larry Spirgel

Division of Corporation Finance

February 19, 2015

24.	Please have your public accounting firm also consent to the use of their report on the interim financial statements.

Response:

The Company has filed the required consent as an exhibit to the Form F-4.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the comments of the Staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses in this letter, kindly contact the undersigned at (+91 22) 4255 5000 or via email at sdhoot@videoconmail.com.

Very truly yours,

__________________________

/s/ Saurabh Pradipkumar Dhoot

Saurabh Pradipkumar Dhoot

Executive Director

14

Annexure - 1: Cycle of Subscriber: Example to explain the flow of accounting entries in the books of account

Sr. No.	Nature of Event	Amount in Rs.	Accounting Entry	Dr. / Cr.	Amount in Rs.	Fiscal Year

A	The recahrge purchased by subscriber and services got activated	900	Advance Against Sale of Recharge A/c	Dr.	900	01-Dec-11
			Subscriber A/c	Cr.	900

B	the subscriber is given the service for one month the Subscription revenue is being recognized in the books	300	Subscriber A/c	Dr.	300	31-Dec-11
			Subscription Revenue A/c	Cr.	300

C	the subscriber is given the service for one month the Subscription revenue is being recognized in the books	300	Subscriber A/c	Dr.	300	31-Jan-12
			Subscription Revenue A/c	Cr.	300

D	the subscriber is given the service for one month the Subscription revenue is being recognized in the books	300	Subscriber A/c	Dr.	300	28-Feb-12
			Subscription Revenue A/c	Cr.	300

E	As on 01-Mar-12 the Balance in Subscriber A/c is Rs. "ZERO". The subscriber calls at Customer Care and requests to continue the service and promises that he would recharge his account within 3 to 5 days.

	On receiving the above request Videocon d2h, gives Credit of Rs. 50 to Subscriber A/c	50	Subscriber - Receivable	Dr	50	01-Mar-12
			Subscriber A/c	Cr	50

F	the subscriber is given the service for the period there was balance in his account (i.e. Rs 50/-) Subscription revenue is being recognized in the books	50	Subscriber A/c	Dr.	50	31-Mar-12
			Subscription Revenue A/c	Cr.	50

G	The subscriber does not pay within 3 to 5 days as per promise hence the services are deactivated. The subscriber never recharged his Account even upon completion of one year.

	As per the Company's Policy, the balance of Rs 50/- in Subscriber Receivable Account is write off.	50	Bad Debts A/c	Dr.	50	31-Mar-13
			Subscriber - Receivable A/c	Cr.	50

H	At any time after the write off, if the Subscriber re-activates his account by paying subscription of Rs. 1,124 or any other amount.

	The recahrge purchased by subscriber and got the activated	1,000	Advance Against Sale of Recharge A/c	Dr.	1,000	27-Sep-13
			Subscriber A/c	Cr.	1,000

I	Company adjusts Rs. 50 which was written off earlier.	50	Subscriber A/c	Dr.	50	30-Sep-13
			Bad Debts recovered A/c (grouped under the head Liabilities / provisions no longer required written back)	Cr.	50